

Tanger Factory Outlet Centers, Inc.

Supplemental Operating and Financial Data

December 31, 2004

Notice

For a more detailed discussion of the factors that affect our operating results, interested parties should review the Tanger Factory Outlet Centers, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and December 31, 2004 (when available).

This Supplemental Operating and Financial Data is not an offer to sell or a solicitation to buy any securities of the Company. Any offers to sell or solicitations to buy any securities of the Company shall be made only by means of a prospectus.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/04

Table of Contents

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/04

Tanger Outlets

Geographic Diversification

As of December 31, 2004			
State	**# of Centers**	**GLA**	**% of GLA**
South Carolina (1) (2)	3	1,222,474	14%
Georgia	3	775,760	9%
New York	1	729,238	8%
Texas	2	619,976	7%
Alabama (2)	2	615,250	7%
Delaware (2)	1	568,873	7%
Tennessee	2	513,732	6%
Michigan	2	437,051	5%
Utah (2)	1	300,602	3%
Connecticut (2)	1	291,051	3%
Missouri	1	277,883	3%
Iowa	1	277,230	3%
Oregon (2)	1	270,280	3%
Illinois (2)	1	256,514	3%
Pennsylvania	1	255,152	3%
Louisiana	1	245,199	3%
New Hampshire (2)	1	227,998	3%
Florida	1	198,789	2%
North Carolina	2	187,510	2%
Indiana	1	141,051	2%
Minnesota	1	134,480	2%
California	1	108,950	1%
Maine	2	84,313	1%
Total	**33**	**8,739,356**	**100%**

(1)   Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.
(2)   Includes nine centers from the Charter Oak portfolio acquired on December 19, 2003 of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/04

Tanger Outlets

Property Summary – Occupancy at End of Each Period Shown

Location	Total GLA 12/31/04	% Occupied 12/31/04	% Occupied 09/30/04	% Occupied 06/30/04	% Occupied 3/31/04	% Occupied 12/31/03
Riverhead, NY	729,238	99%	99%	99%	99%	100%
Rehoboth, DE (2)	568,873	99%	99%	99%	99%	99%
Foley, AL (2)	535,675	99%	99%	99%	97%	99%
San Marcos, TX	442,486	100%	97%	96%	92%	100%
Myrtle Beach, SC (2)	427,388	92%	96%	97%	96%	96%
Sevierville, TN	419,038	100%	100%	100%	100%	100%
Myrtle Beach, SC (1)	401,992	99%	100%	100%	100%	100%
Hilton Head, SC (2)	393,094	92%	91%	89%	88%	89%
Commerce II, GA	342,556	99%	98%	97%	92%	96%
Howell, MI	324,631	100%	100%	100%	100%	100%
Park City, UT (2)	300,602	97%	97%	97%	95%	96%
Westbrook, CT (2)	291,051	93%	93%	90%	89%	93%
Branson, MO	277,883	100%	100%	100%	97%	100%
Williamsburg, IA	277,230	100%	97%	96%	96%	96%
Lincoln City, OR (2)	270,280	96%	95%	93%	93%	92%
Tuscola, IL (2)	256,514	78%	76%	77%	78%	78%
Lancaster, PA	255,152	100%	99%	96%	95%	100%
Locust Grove, GA	247,454	100%	98%	99%	98%	100%
Gonzales, LA	245,199	100%	97%	93%	93%	99%
Tilton, NH (2)	227,998	99%	98%	98%	96%	96%
Fort Myers, FL	198,789	91%	87%	82%	86%	94%
Commerce I, GA	185,750	82%	68%	68%	69%	77%
Terrell, TX	177,490	100%	97%	97%	96%	100%
Seymour, IN	141,051	89%	85%	82%	80%	77%
North Branch, MN	134,480	100%	100%	99%	100%	100%
West Branch, MI	112,420	98%	100%	100%	100%	100%
Barstow, CA	108,950	100%	100%	95%	88%	87%
Blowing Rock, NC	105,332	100%	100%	100%	93%	100%
Pigeon Forge, TN	94,694	96%	96%	93%	88%	93%
Nags Head, NC	82,178	100%	100%	100%	100%	100%
Boaz, AL	79,575	95%	95%	97%	97%	97%
Kittery I, ME	59,694	100%	100%	100%	100%	100%
Kittery II, ME	24,619	100%	100%	100%	100%	100%
Dalton, GA	n/a	n/a	n/a	79%	79%	100%
LL Bean, NH	n/a	n/a	n/a	n/a	100%	100%
Clover, NH	n/a	n/a	n/a	n/a	100%	100%
Total	**8,739,356**	**97%**	**96%**	**95%**	**94%**	**96%**

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.
(2) Includes nine centers from the Charter Oak portfolio acquired on December 19, 2003 of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/04

Tanger Outlets

Portfolio Occupancy at the End of Each Period (1)



(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/04

Major Tenants (1)

Ten Largest Tenants As of December 31, 2004 (1)			
Tenant	**# of Stores**	**GLA**	**% of Total GLA**
The Gap, Inc.	58	584,810	6.7%
Phillips-Van Heusen	99	471,476	5.4%
Liz Claiborne	44	366,629	4.2%
VF Factory Outlet	37	305,496	3.5%
Reebok International	32	245,802	2.8%
Dress Barn, Inc.	30	220,119	2.5%
Retail Brand Alliance, Inc.	35	205,985	2.3%
Polo Ralph Lauren	24	195,069	2.2%
Jones Retail Corporation	65	184,977	2.1%
Brown Group Retail, Inc.	38	173,680	2.0%
Total of All Listed Above	462	2,954,043	33.7%

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/04

Tanger Outlets

Lease Expirations as of December 31, 2004

Percentage of Total Gross Leasable Area (1)



Percentage of Total Annualized Base Rent (1)



(1)   Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/04

Tanger Outlets

Leasing Activity (1)

	03/31/04	06/30/04	09/30/04	12/31/04	Year to Date	Prior Year to Date
Re-tenanted Space:						
Number of leases	31	39	29	10	109	81
Gross leasable area	130,808	151,154	114,227	31,223	427,412	272,015
New base rent per square foot	$17.09	$15.95	$19.21	$17.30	$17.27	$17.13
Prior base rent per square foot	$16.42	$15.91	$17.63	$14.68	$16.43	$16.47
Percent increase in rent per square foot	4.1%	0.3%	9.0%	17.8%	5.1%	4.1%
Renewed Space:						
Number of leases	169	71	88	34	362	196
Gross leasable area	755,832	284,953	411,483	118,297	1,570,565	853,732
New base rent per square foot	$14.96	$15.02	$13.70	$11.72	$14.40	$13.32
Prior base rent per square foot	$13.86	$14.10	$13.42	$11.78	$13.63	$13.29
Percent increase in rent per square foot	7.9%	6.5%	2.1%	(0.5%)	5.6%	0.2%
Total Re-tenanted and Renewed Space:						
Number of leases	200	110	117	44	471	277
Gross leasable area	886,640	436,107	525,710	149,520	1,997,977	1,125,747
New base rent per square foot	$15.27	$15.34	$14.90	$12.89	$15.01	$14.24
Prior base rent per square foot	$14.24	$14.73	$14.33	$12.39	$14.23	$14.06
Percent increase in rent per square foot	7.2%	4.1%	4.0%	4.0%	5.5%	1.3%

	03/31/04	06/30/04	09/30/04	12/31/04	Year to Date	Prior Year to Date
Stores Opening:						
Number of stores	23	43	28	32	126	120
Gross leasable area	84,162	148,549	90,760	113,103	436,574	393,747
Base rent per square foot	$17.26	$18.12	$16.24	$19.77	$17.99	$18.83
Stores Closing:						
Number of stores	52	19	25	19	115	104
Gross leasable area	170,909	58,131	107,210	66,070	402,320	337,222
Base rent per square foot	$16.43	$14.91	$16.76	$14.92	$16.05	$16.86
Percent increase in rent per square foot	5.1%	21.5%	(3.1%)	32.5%	12.1%	11.7%

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/04

Tanger Outlets

Consolidated Balance Sheets (dollars in thousands)

	12/31/04	09/30/04	06/30/04	3/31/04	12/31/03
Assets					
Rental property					
Land	$113,830	$113,869	$115,541	$118,933	$119,833
Buildings	963,563	956,109	965,394	965,948	958,720
Total rental property	1,077,393	1,069,978	1,080,935	1,084,881	1,078,553
Accumulated depreciation	(224,622)	(215,172)	(209,359)	(202,454)	(192,698)
Total rental property – net	852,771	854,806	871,576	882,427	885,855
Cash	4,103	27,135	8,694	10,781	9,836
Deferred charges – net	58,851	60,958	64,747	67,114	68,568
Other assets	20,653	19,595	26,963	19,565	23,178
Total assets	$936,378	$962,494	$971,980	$979,887	$987,437
Liabilities, minority interests & shareholders' equity					
Liabilities					
Debt					
Senior, unsecured notes	$100,000	$147,509	$147,509	$147,509	$147,509
Mortgages payable	308,342	310,483	366,065	368,087	370,160
Unsecured note	53,500	53,500	--	--	--
Lines of credit	26,165	--	--	4,825	22,650
Total debt	488,007	511,492	513,574	520,421	540,319
Construction trade payables	11,918	10,361	6,300	5,816	4,345
Accounts payable & accruals	17,026	17,488	18,579	18,507	18,025
Total liabilities	516,951	539,341	538,453	544,744	562,689
Minority interests					
Consolidated joint venture	222,673	221,400	220,225	220,337	218,148
Operating partnership	35,621	36,533	38,731	39,524	39,182
Total minority interests	258,294	257,933	258,956	259,861	257,330
Shareholders' equity					
Common shares	274	274	274	270	260
Paid in capital	274,340	274,286	272,322	264,952	249,940
Distributions in excess of net income	(109,506)	(105,116)	(94,603)	(89,916)	(82,737)
Deferred compensation	(3,975)	(4,224)	(3,406)	--	--
Accum. other comprehensive loss	--	--	(16)	(24)	(45)
Total shareholders' equity	161,133	165,220	174,571	175,282	167,418
Total liabilities, minority interests & shareholders' equity	$936,378	$962,494	$971,980	$979,887	$987,437

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/04

Consolidated Statements of Operations (dollars and shares in thousands)

	Three Months Ended					YTD	
	12/04	**09/04**	**06/04**	**03/04**	**12/03**	**12/04**	**12/03**
Revenues							
Base rentals	$33,504	$32,879	$32,041	$31,460	$21,783	$129,884	$ 78,319
Percentage rentals	2,380	1,289	958	711	1,462	5,338	3,179
Expense reimbursements	14,629	13,060	13,010	11,886	8,972	52,585	33,053
Other income	1,692	1,816	2,388	850	1,033	6,746	3,508
Total revenues	52,205	49,044	48,397	44,907	33,250	194,553	118,059
Expenses							
Property operating	16,664	14,953	14,719	13,423	10,496	59,759	38,968
General & administrative	3,063	3,346	3,254	3,157	2,186	12,820	9,551
Depreciation & amortization	12,292	14,042	12,955	12,157	7,870	51,446	28,231
Total expenses	32,019	32,341	30,928	28,737	20,552	124,025	76,750
Operating income	20,186	16,703	17,469	16,170	12,698	70,528	41,309
Interest expense	8,433	8,919	8,901	8,864	6,779	35,117	26,486
Income before equity in earnings of unconsolidated joint ventures, minority interests and discontinued operations	11,753	7,784	8,568	7,306	5,919	35,411	14,823
Equity in earnings of unconsolidated joint ventures	243	359	274	166	180	1,042	819
Minority interests:							
Consolidated joint venture	(6,734)	(7,198)	(6,619)	(6,593)	(941)	(27,144)	(941)
Operating partnership	(958)	(175)	(408)	(160)	(1,114)	(1,701)	(3,169)
Income from continuing operations	4,304	770	1,815	719	4,044	7,608	11,532
Discontinued operations (1)	--	(2,785)	1,930	293	787	(562)	1,317
Net income	4,304	(2,015)	3,745	1,012	4,831	7,046	12,849
Less applicable preferred share dividends	--	--	--	--	--	--	(806)
Net income available to common shareholders	$ 4,304	$ (2,015)	$ 3,745	$ 1,012	$ 4,831	$ 7,046	$ 12,043
Basic earnings per common share:							
Income from continuing operations	$ .16	$ .03	$.07	$.03	$.18	$.28	$.53
Net income	$ .16	$(.07)	$.14	$.04	$.22	$.26	$.60
Diluted earnings per common share:							
Income from continuing operations	$ .16	$ .03	$.07	$.03	$.18	$.28	$.52
Net income	$ .16	$(.07)	$.14	$.04	$.22	$.26	$.59
Weighted average common shares:							
Basic	27,266	27,224	27,008	26,674	22,015	27,044	20,103
Diluted	27,520	27,366	27,188	26,976	22,366	27,261	20,566

(1) In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets", the results of operations for properties sold, including any gain or loss on such sales have been reported above as discontinued operations for both the current and prior periods presented.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/04

Tanger Outlets

FFO and FAD Analysis (dollars and shares in thousands)

	Three Months Ended					YTD	
	12/04	09/04	06/04	03/04	12/03	12/04	12/03
Funds from operations:							
Net income	$ 4,304	$(2,015)	$3,745	$1,012	$4,831	$7,046	$12,849
Adjusted for -							
Minority interest in operating Partnership	958	175	408	160	1,114	1,701	3,169
Minority interest adjustment consolidated joint venture	(198)	314	(329)	33	(33)	(180)	(33)
Minority interest, depreciation and amortization in discontinued operations	--	(518)	662	289	492	433	1,847
Depreciation and amortization uniquely significant to real estate - wholly owned	12,239	13,986	12,900	12,099	7,808	51,224	27,959
Depreciation and amortization uniquely significant to real estate – joint ventures	379	351	304	300	294	1,334	1,101
(Gain) loss on sale of real estate	--	3,544	(2,084)	--	(588)	1,460	147
Funds from operations	$17,682	$15,837	$15,606	$13,893	$13,918	$63,018	$47,039
Funds from operations per share	$.53	$.47	$.47	$.42	$.49	$1.89	$1.72
Funds available for distribution:							
Funds from operations	$17,682	$15,837	$15,606	$13,893	$13,918	$63,018	$47,039
Adjusted For -							
Corporate depreciation excluded above	53	56	55	58	60	222	271
Amortization of finance costs	350	383	365	367	354	1,465	1,312
Amortization of share compensation	237	236	989	14	25	1,476	102
Straight line rent adjustment	(90)	(81)	(134)	(84)	2	(389)	149
Below market rent adjustment	(418)	(277)	(310)	(60)	(37)	(1,065)	(37)
Market rate interest adjustment	(631)	(634)	(635)	(610)	(149)	(2,506)	(149)
2nd generation tenant allowances	(2,839)	(1,413)	(1,595)	(1,521)	(1,457)	(7,368)	(5,121)
Capital improvements	(2,080)	(1,583)	(2,047)	(1,335)	(1,796)	(7,045)	(4,650)
Funds available for distribution	$12,264	$12,523	$12,294	$10,722	$10,920	$47,804	$38,916
Funds available for distribution per share	$.37	$.37	$.37	$.32	$.38	$1.43	$1.43
Dividends paid per share	$.3125	$.3125	$.3125	$.3075	$.3075	$1.245	$1.229
FFO payout ratio	59%	66%	66%	73%	63%	66%	71%
FAD payout ratio	84%	84%	84%	96%	81%	87%	86%
Diluted weighted average common shares	33,587	33,432	33,254	33,042	28,433	33,328	27,283

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/04

Per Weighted Average Gross Leasable Area (GLA) Analysis

	Three Months Ended					YTD	
	12/04	09/04	06/04	03/04	12/03	12/04	12/03
GLA open at end of period - (000's)							
Wholly owned	5,066	5,066	5,240	5,302	5,299	5,066	5,299
Partially owned consolidated (1)	3,271	3,271	3,273	3,273	3,273	3,271	3,273
Partially owned unconsolidated(2)	402	391	374	324	324	402	324
Managed properties	105	432	434	434	434	105	434
Total GLA open at end of period	8,844	9,160	9,321	9,333	9,330	8,844	9,330
Weighted average GLA (000's) (3)	8,337	8,338	8,339	8,339	5,526	8,338	5,158
End of period occupancy (1) (2)	97%	96%	95%	94%	96%	97%	96%
PER SQUARE FOOT							
Revenues							
Base rentals	$4.02	$3.95	$3.84	$3.77	$3.94	$15.58	$15.18
Percentage rentals	.29	.15	.11	.09	.27	.64	.62
Expense reimbursements	1.75	1.56	1.56	1.43	1.62	6.30	6.41
Other income	.20	.22	.29	.10	.19	.81	.68
Total revenues	6.26	5.88	5.80	5.39	6.02	23.33	22.89
Expenses							
Property operating	2.00	1.79	1.77	1.61	1.90	7.17	7.56
General & administrative	.37	.40	.39	.38	.40	1.54	1.85
Depreciation & amortization	1.47	1.69	1.55	1.46	1.42	6.17	5.47
Total expenses	3.84	3.88	3.71	3.45	3.72	14.88	14.88
Operating income	2.42	2.00	2.09	1.94	2.30	8.45	8.01
Interest expense	1.01	1.07	1.07	1.06	1.23	4.21	5.14
Income before equity in earnings of unconsolidated joint ventures, minority interest and discontinued operations	$1.41	$.93	$1.02	$.88	$1.07	$4.24	$2.87
Total revenues less property operating and general & administrative expenses ("NOI")	$3.89	$3.69	$3.64	$3.40	$3.72	$14.62	$13.48

(1) Includes the nine centers from the Charter Oak portfolio acquired on December 19, 2003 of which Tanger owns a one-third interest through a joint venture arrangement.
(2) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.
(3) Represents GLA of wholly owned and partially owned consolidated operating properties weighted by months of operation. GLA is not adjusted for fluctuations in occupancy that may occur subsequent to the original opening date. Excludes GLA of properties for which their results are included in discontinued operations.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/04

Tanger Outlets

Unconsolidated Joint Venture Information –

Summary Balance Sheets (dollars in thousands)

	12/31/04	9/30/04	6/30/04	3/31/04	12/31/03	Tanger's Share as of 12/31/04 (1)
Assets						
Investment properties at cost – net	$69,865	$68,615	$69,955	$67,051	$63,899	$30,198
Cash and cash equivalents	2,449	2,184	1,381	2,078	4,145	1,069
Deferred charges – net	1,973	2,076	1,535	1,596	1,652	885
Other assets	2,826	3,168	3,879	3,334	3,277	1,232
Total assets	$77,113	$76,043	$76,750	$74,059	$72,973	$33,384
Liabilities & Owners' Equity						
Mortgage payable	$59,708	$59,233	$57,156	$54,811	$54,683	$25,748
Construction trade payables	578	1,328	3,090	2,501	1,164	289
Accounts payable & other liabilities	702	730	508	603	564	329
Total liabilities	60,988	61,291	60,754	57,915	56,411	26,366
Owners' equity	16,125	14,752	15,996	16,144	16,562	7,018
Total liabilities & owners' equity	$77,113	$76,043	$76,750	$74,059	$72,973	$33,384

(1) Tanger's portion of investment properties at cost – net, includes $9.5 million associated with a development property that generates net income considered incidental to its intended future operation as an outlet center. As such, the net income generated from this property is recorded as a reduction to the carrying value of the property and is therefore not included in the summary statement of operations below.

Summary Statements of Operations (dollars in thousands)

	Three Months Ended					YTD	
	12/04	09/04	06/04	03/04	12/03	12/04	12/03
Revenues	$2,557	$2,682	$2,507	$2,075	$2,098	$9,821	$8,178
Expenses							
Property operating	900	918	946	775	760	3,539	2,972
General & administrative	10	8	12	1	26	31	47
Depreciation & amortization	765	723	631	623	613	2,742	2,292
Total expenses	1,675	1,649	1,589	1,399	1,399	6,312	5,311
Operating income	882	1,033	918	676	699	3,509	2,867
Interest expense	401	346	405	380	380	1,532	1,371
Net income	$481	$687	$513	$296	$319	$1,977	$1,496
Tanger's share of:							
Total revenues less property operating and general & administrative expenses ("NOI")	$824	$878	$774	$650	$656	$3,126	$2,580
Net income	$244	$359	$274	$165	$180	$1,042	$819
Depreciation (real estate related)	$379	$351	$304	$300	$293	$1,334	$1,101

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/04

Tanger Outlets

Debt Outstanding Summary (dollars in thousands)

As of December 31, 2004			
	Principal Balance	**Interest Rate**	**Maturity Date**
Mortgage debt			
Lancaster, PA	$13,807	9.770%	04/10/05
Commerce I, GA	7,291	9.125%	09/10/05
Kittery I, ME San Marcos I, TX West Branch, MI Williamsburg, IA	60,408	7.875%	04/01/09
San Marcos II, TX	18,433	7.980%	04/01/09
Blowing Rock, NC	9,366	8.860%	09/01/10
Nags Head, NC	6,356	8.860%	09/01/10
Consolidated JV Debt	183,335	6.590%	07/10/08
Premium on Consolidated JV Debt (1)	9,346		
Total mortgage debt	308,342		
Corporate debt			
Unsecured term loan	53,500	Libor + 1.45%	03/26/06
Unsecured credit facilities	26,165	Libor + 1.40%	06/30/07
2001 Senior unsecured notes	100,000	9.125%	02/15/08
Total corporate debt	179,665		
Total debt	$488,007		

(1) Represents a premium on mortgage debt with an imputed interest rate of 4.97% assumed in the Charter Oak acquisition joint venture, which is consolidated on Tanger's balance sheet.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/04

Tanger Outlets

Future Scheduled Principal Payments (dollars in thousands)

	As of December 31, 2004		
Year	Scheduled Amortization Payments	Balloon Payments	Total Scheduled Payments
2005	5,842	20,576	26,418
2006	5,715	53,500	59,215
2007	6,140	26,165	32,305
2008	4,872	270,351	275,223
2009	967	70,474	71,441
2010	181	13,878	14,059
2011	--	--	--
2012	--	--	--
2013	--	--	--
2014			
2015 & thereafter	--	--	--
	$23,717	$454,944	$478,661
Premium on Consolidated JV Debt (1)			9,346
			$488,007

(1) Represents a premium on mortgage debt assumed in the Charter Oak acquisition joint venture, which is consolidated on Tanger's balance sheet.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/04

Tanger Outlets

Investor Information

Tanger Outlet Centers welcomes any questions or comments from shareholders, analysts, investment managers, media and prospective investors. Please address all inquiries to our Investor Relations Department.

Tanger Factory Outlet Centers, Inc.
Investor Relations
Phone: (336) 292-3010 ext 6825
Fax: (336) 297-0931
e-mail: tangermail@tangeroutlet.com
Mail: Tanger Factory Outlet Centers, Inc.
              3200 Northline Avenue
              Suite 360
              Greensboro, NC 27408

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/04